

April 2, 2015

Paul D. Dickman
Chief Executive Officer
Safe Lane Systems, Inc.
1624 Market Street, Suite #202
Denver, CO 80202

> **Re: Safe Lane Systems, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 18, 2015**
> **File No. 333-198435**

Dear Mr. Dickman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2015 letter.

General

1. Please revise the prospectus throughout to provide information, as applicable, as of the most recent practicable date. We note that the prospectus references information as of January 1, 2015, January 26, 2015, January 30, 2015, February 4, 2015 and February 25, 2015. Additionally, we note that throughout the prospectus you reference that certain activities are to be completed in the "first quarter of 2015" or "in early 2015." For example, please update:
   - the amount of funds available in the second risk factor on page 7,
   - the number of shares issued and outstanding in the Description of Securities section on page 26,
   - the date of product launch and date of field testing in the Availability section on page 29,
   - the 1st quarter 2015 and any other applicable disclosure in the Future Milestones section on page 37, and

- the 1st quarter 2015 and any other applicable disclosure in the Plan of Operations section on page 43.

You may contact Theresa Messinese at (202) 551-3307 or Amy Geddes at (202) 551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: Michael A. Littman